Exhibit (a)(2)

STARTECH ENVIRONMENTAL BOARD RECOMMENDS THAT STOCKHOLDERS NOT TENDER THEIR SHARES AT THIS TIME INTO THE PENDING OFFER OF FRIENDLY LRL HOLDINGS, LLC

Wilton, Connecticut, July 20, 2009 -- Startech Environmental Corp. (OTC BB: STHK), a fully reporting, Award-winning Environment and Energy Company, today announced that it has filed a Solicitation / Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission in which the Board of Directors of Startech unanimously recommended that Startech stockholders reject the offer of Friendly LRL Holdings, LLC and not tender their shares pursuant to the offer at this time.

In connection with the mailing of the Schedule 14D-9, the Company will furnish the following letter to Startech stockholders:

July 17, 2009

Dear Fellow Startech Stockholders:

You have received materials from Friendly LRL Holdings, LLC and LRL Investments Ltd. offering to buy your shares in Startech for $0.65 per share in cash.  After careful consideration, including a thorough review of the offer with management and the Board’s financial and legal advisors, the Board of Directors of your Company, by unanimous vote of all its members, has determined that the offer is inadequate and not in the best interests of the Company or its stockholders at this time. Accordingly, the Board of Directors of your Company unanimously recommends that you REJECT the offer and NOT tender your shares pursuant to the offer at this time.

The accompanying Schedule 14D-9 provides detailed information to help you evaluate the offer and the Board’s reasons for urging you to reject the offer at this time.

In urging you not to tender your shares, the Board is of the view that—

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the Company has superior products and technology and with adequate capital to market the Company’s products there is value for stockholders that exceeds the price of the offer;

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by accepting the offer, stockholders would be giving up their continuing interest in the Company and their share in the Company’s growth prospects, assuming the Company’s liquidity issues are addressed;

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the Company is prepared to entertain either controlling or non-controlling investments in the Company, on appropriate terms that would give existing stockholders the benefit of a continuing ownership interest in the Company;

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the investments in the Company that the Company is currently discussing with other potential investors would, if consummated, allow stockholders to retain their interest in the Company and bring greater value to stockholders;

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the historical levels at which the Company’s shares have traded—an average price of $1.48 over the last three years—are more indicative of the value of the Company than current prices, which may be depressed because of liquidity issues and the worldwide recessionary environment;

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the offer price is either below or at the lower end of the ranges of value for the Company, according to according to an analysis prepared by the Board’s financial advisor;

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because the offer is conditioned on the Company entering into a merger agreement, the offer would not be consummated at the current time unless this condition were waived; furthermore, a merger agreement that the offerors would be prepared to sign could have terms (including price) and conditions that would be unacceptable to the Company; and

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the offerors and their funds are located outside the United States, so that if the offerors reneged on their obligation to pay for tendered shares or otherwise breached their commitments to the Company and its stockholders, it might be difficult to enforce remedies against them.

The Company intends to continue its discussions with potential investors, in the hope of realizing superior value for stockholders.  We have suggested to the offerors as well that they consider resuming discussions of an equity investment in the Company that would allow existing stockholders to retain their interest in the Company and to benefit from the Company’s future successes.

We expect to keep stockholders informed of the results of our discussions with potential investors, including the offerors if the Board believes that we could thereby obtain a better result for our stockholders.  Should the recommendation of the Board change during the pendency of the offer, the revised recommendation will be promptly conveyed to stockholders.

At this time, however, the Board unanimously recommends that you do not tender your shares.

If you have questions regarding the offer or for assistance in withdrawing previously tendered shares, you can contact Startech’s information agent, Okapi Partners, at the address, phone number and email address below:

Okapi Partners

780 Third Avenue

30th Floor

New York, NY 10017

Toll-Free for Shareholders: (877) 259-6290

Banks and Brokers Call Collect: (212) 297-0720

Email: info@okapipartners.com

We thank all of our stockholders for their continuing support.

Sincerely,

Joseph F. Longo

President and

Chief Executive Officer

Startech stockholders may review and obtain copies of the Schedule 14D-9 at the website maintained by the SEC at http://www.sec.gov.  Copies of the Schedule 14D-9 may also be obtained by contacting Startech’s information agent, Okapi Partners LLC, by phone at (212) 297-0720 or (877) 259-6290 (toll-free) or by e-mail at info@okapipartners.com.

About Startech -- The Environment and Energy Company

Startech is an internationally recognized, Award-winning, Environment and Energy Industry Company producing and selling its innovative, proprietary plasma processing equipment known as the Plasma Converter System(TM).

The Plasma Converter System safely and economically destroys wastes, no matter how hazardous or lethal, and turns most into useful and valuable products. In doing so, the System protects the environment and helps to improve Public Health and Safety. The System achieves closed-loop elemental recycling to safely and irreversibly destroy urban waste, organics and inorganics, solids, liquids and gases, hazardous and non-hazardous waste, industrial by-products and also items such as electronics-waste (e-waste), medical waste, chemical industry waste and other specialty wastes, while converting many of them into useful commodity products that can include silicates, metals and a synthesis-gas called Plasma Converted Gas (PCG)(TM).

Among the many commercial uses for PCG, is its use to produce "Carbonless Electric Power" from Startech Hydrogen, Gas-To-Liquid (GTL) fuels such as ethanol, synthetic diesel fuel and other higher alcohol "alternative" fuels. Startech Hydrogen, for commercial use and sale, can also be recovered from the PCG.

The Startech Plasma Converter is essentially a manufacturing system producing valuable commodity products from feedstock-materials that were previously regarded as wastes.

Startech regards all wastes, hazardous and non-hazardous, as valuable renewable resources and as feedstocks.

For further information, please visit http://www.startech.net or contact Steve Landa at (888) 807-9443 or (203) 762-2499 Ext. 148 or sales@startech.net.

Safe Harbor for Forward-Looking Statements

This news release contains forward-looking statements, including statements regarding the Company's plans and expectations regarding the development and commercialization of its Plasma Converter(TM) technology. All forward-looking statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected. Factors that could cause such a difference include, without limitation, failure of the customer to obtain appropriate financing for the project, general risks associated with product development, manufacturing, rapid technological change and competition as well as other risks set forth in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.